UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Scott Galloway

42 W. 15th Street, #2

New York, NY 10011

(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 22201

(202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 amends (a) the Schedule 13D filed on June 30, 2004 (the “Initial Schedule 13D”) by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of RedEnvelope, Inc. (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on July 12, 2004, and (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Persons on July 16, 2004.  Capitalized terms used in this Amendment No. 3 without definition have the meanings given to them in the Initial Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 is supplemented as follows:

The Reporting Persons continue to believe that certain changes at the Issuer are necessary to enhance shareholder value and help realize the Issuer’s short- and long-term business plans.  The Reporting Persons believe that the Issuer’s recent financial results, as well as disclosures made in the Issuer’s press release dated March 29, 2005, validate their position that the oversight provided by the Board of Directors is ineffective.  Mr. Galloway, co-founder and current stockholder of the Issuer, acting on behalf of the Reporting Persons, has expressed the disappointment with the Issuer’s recent financial results and the Board of Directors’ failure to take actions necessary to improve the situation.  A copy of the letter dated May 9, 2005, delivered by Mr. Galloway on May 10, 2005 to the Board of Directors is filed as an exhibit to this Amendment No. 3 to Schedule 13D.

Mr. Galloway has requested to meet with the Board of Directors to discuss the need to address the Issuer’s operational failures and to work together for the mutual benefit of the Issuer’s shareholders.  If the Reporting Persons’ continued efforts to convince the Board of Directors of the need for change prove to be unsuccessful, the Reporting Persons may communicate their concerns directly to the Issuer’s stockholders.  In doing so, the Reporting Persons may consider a number of alternatives, including soliciting authority from stockholders to elect an alternative slate of nominees for election as directors at the Issuer’s 2005 annual meeting of stockholders.

In addition, to enable the Reporting Persons to communicate with their fellow stockholders, the Reporting Persons may submit to the Issuer a demand for access to and copies of the stockholder list and other books and records available to stockholders in accordance with applicable law.

Depending upon the Reporting Persons’ ongoing assessment and evaluation of the market for the Common Stock and the reaction of the Issuer’s Board of Directors in response to the Reporting Person’s concerns, the Reporting Persons may make further purchases of shares of Common Stock or may dispose of any or all the shares of Common Stock held by them.

If the Reporting Persons do propose an alternative slate of director nominees, and those nominees are elected, the Reporting Persons expect that the newly elected Board of Directors will promptly perform a comprehensive review of the Issuer’s operations, finances, capital structure and management in order to commence a course of action to attempt to improve the Issuer’s results of operations and increase shareholder value.

Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 7.	Material to Be Filed as Exhibits
The following additional exhibit is filed herewith:
1. Copy of letter from Scott Galloway to Red Envelope’s Board of Directors, dated May 9, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2005

/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin*
R. Ian Chaplin

/s/ Martin McClanan*
Martin McClanan

/s/ Michael L. Meyer*
Michael L. Meyer

* By power of attorney included in Amendment No. 2 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on July 16, 2004.

/s/ Scott Galloway
Scott Galloway
Attorney-in-Fact